February 16, 2007

Mail Stop 4561

Mr. Michael J. Smith
Chief Executive Officer and Chief Financial Officer
Cathay Merchant Group, Inc.
Unit 803, Dina House
Ruttonjee Centre
11 Duddell Street
Central, Hong Kong SAR, China

Re: **Cathay Merchant Group, Inc.**
        Form 10-K for the period ended July 31, 2005
        Form 10-Q for the quarter ended September 30, 2006
        File No. 001-16283

Dear Mr. Smith:

        We have reviewed your response letter dated February 6, 2007 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-KSB for the period ended July 31, 2005
Notes to Consolidated Financial Statements
Note 1. Business Description and Summary of Significant Accounting Policies
Purchase Option Agreements, page 32

1.   Please revise future filings beginning with your Form 10-KSB for the year ended December 31, 2006 to more fully describe the relevant terms and accounting policies concerning your two purchase option agreements. Specifically, please disclose the following:

        •   The expiration dates of each purchase option agreement;
        •   How you determined the carrying amount of the purchase option agreements at each balance sheet date; and

- Annual expense incurred under separate lease contracts to lease the land, building, and equipment which are subject to the purchase option agreements (this should be disclosed for each period in which the purchase option agreements remain in effect but unexercised);

2.   Please provide us with a copy of and revise future filings beginning with your Form 10-KSB for the year ended December 31, 2006 to include the two purchase option agreements and corresponding lease agreements, filed as Exhibit 10. Refer to Item 601(10) of Regulation S-K.

3.   It appears based on your response to prior comment 2 from our letter dated January 23, 2007 that you have determined that the purchase option agreements are indefinite lived intangible assets. However, we note your response to prior comment 3 from the same comment letter which indicates that the purchase option agreements have specified expiration dates. Please tell us how you determined that the purchase option agreements were not subject to amortization. Refer to paragraph 11 of SFAS 142.

4.   Please tell us and revise your future filings beginning with your Form 10-KSB for the year ended December 31, 2006 to quantify the amount, if any, you would be required to pay upon exercise of your purchase option agreements in order to take ownership of the land, building, and equipment.

5.   Please quantify for us the market prices of the land, building, and equipment as of December 31, 2006 and tell us the corresponding carrying value of your purchase option agreements as of the same date.

Revenue Recognition, page 33

6.   We note your response to comment 5 from our letter dated January 23, 2007. Please fully describe your product return policy, including specific details regarding:

- Circumstances under which product can be returned;
- Whether the customer is entitled to a full cash refund or a credit towards future product;
- Your historical return patterns (including the number and dollar amount of any returns processed) during the year ended July 31, 2006, stub period ended December 31, 2005 and year ended December 31, 2006; and
- The amount of losses incurred (if any) on returns processed during the year ended July 31, 2006, stub period ended December 31, 2005 and year ended December 31, 2006

7.   For sales transactions involving MFC Bancorp Ltd. (now KHD Humboldt Wedag International Ltd.), please differentiate between the rights and responsibilities of MFC and your product's end user as they pertain to your product return policies. For example, if the end user cancels an order or returns a product after it has already been shipped to MFC, please describe your policy for permitting MFC to return the product.

8.   We note your response to comment 8 from our letter dated March 16, 2006 and your response to comment 5 from our letter dated January 23, 2007. Please tell us whether MFC adds any substantial value or makes any substantial changes to the product you sell to them before it is sold by MFC to the ultimate end user under your marketing, distribution and service agreements with MFC.

Note 2. Business Combinations, page 36

9.   We note your response to comment 4 from our letter dated January 23, 2007. Please tell us how you considered the favorability or unfavorability of your operating lease agreements in determining how to allocate the fair value of assets acquired and liabilities assumed at the date of acquisition. Please also quantify the amount of any assets or liabilities associated with the favorability or unfavorability of your operating lease agreements and tell us where you have recognized those amounts in your consolidated financial statements as of July 31, 2005. Refer to paragraph 37 of SFAS 141.

Form 10-QSB for the period ended September 30, 2006

Management's Discussion and Analysis

Application of Critical Accounting Policies, page 13

10.   We note your response to comment 6 from our letter dated January 23, 2007. Please tell us whether you tested your long-lived assets for impairment before or after you performed your goodwill impairment test. If you performed your goodwill impairment test, please tell us how you determined that you complied with paragraph 29 of SFAS 142 and quantify for us how your results would have been different if you had tested your long-lived assets first.

11.   Please tell us when you performed your annual goodwill and long-lived assets impairment tests for the periods ended July 31, 2005, December 31, 2005 and December 31, 2006. Refer to paragraph 26 of SFAS 142.

Michael J. Smith, Chief Financial Officer and Chief Executive Officer
Cathay Merchant Group, Inc.
Page 4 of 4

12.   Please tell us how you have determined the reporting units to be used in your goodwill and long-lived asset impairment analysis as well as your basis for aggregating two or more components of an operating segment into a single reporting unit, if applicable. Refer to paragraph 30 of SFAS 142.

13.   Please tell us and revise your future filings beginning with your Form 10-KSB for the year ended December 31, 2006 to explain your accounting policies for reviewing your purchase option agreements for impairment. Your response should describe in detail when your impairment analysis is performed as well how you recognize and measure impairment losses.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief

CC: Virgil Hlus, Clark Wilson LLP
       Via facsimile (604) 687-6314